SC Distributors, LLC

(SEC I.D. No. 8-68338)

Statement of Financial Condition

As of December 31, 2019

Filed Pursuant to Rule 17a-5(e)(3) as a Confidential Document

SC Distributors, LLC
Index
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 Town Centre Drive, Suite 600
(No. and Street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kearny — **657-383-9648**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

600 Anton Boulevard, Suite 500	**Costa Mesa**	**CA**	**92626**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Kearny** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SC Distributors, LLC _____, as

of **December 31** _____, 20 **19** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CCO
_____
Title

See Attached
_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____Orange_____)

On ___02/27/2020_____ before me, ___Ruchir Manesh Shah, Notary Public_____

(insert name and title of the officer)

personally appeared ___James Robert Kearny_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)



RUCHIR MANESH SHAH
COMM. #2190949
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires 04/15/2021



Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

600 Anton Blvd., Suite 500
Costa Mesa, CA 92626

Report of Independent Registered Public Accounting Firm

The Member
SC Distributors, LLC
Costa Mesa, California

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of SC Distributors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company has incurred losses during the year and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from its Member to fund operations.

BDO USA, LLP

We have served as the Company's auditor since 2016.

February 28, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

SC Distributors, LLC
Statement of Financial Condition
As of December 31, 2019

(Dollars in 000's)

Assets		
Cash	$	2,180
Fees and commissions receivable		365
Reimbursable expenses receivable, net		671
Prepaid and other assets		151
Property and equipment, net		32
Due from affiliates		14
Total assets		3,413
Liabilities and Member's Capital		
Accounts payable and accrued expenses		790
Accrued compensation and benefits		458
Total liabilities		1,248
Commitments and contingencies		
Member's Capital		2,165
Total liabilities and member's capital	$	3,413

The accompanying notes are an integral part of the financial statements.

(Dollars in 000's)

1. Organization of the Company

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company had a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which was owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member"). In 2019, CVSH merged with SCMH.

On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

Liquidity
As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Cash
The Company maintains all of its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had approximately $1,900 in cash balances as of December 31, 2019, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

(Dollars in 000's)

Commissions, Dealer Manager and Distribution Fees Receivable
Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

Reimbursable Expenses Receivable, Net
Reimbursable expense receivable ("O&O") represents amounts due for the reimbursement of organizational and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Non-Traded Product Sponsors. Such O&O costs include legal fees related to the formation and organization of an issuer of the Non-Traded Product Sponsors and the preparation of offering materials, registration fees, if applicable, meeting and conference sponsorships, travel, and promotional items.

The Company evaluates the collectability of O&O receivables based on a combination of factors. Generally, when amounts are disputed with the Non-Traded Product Sponsors, the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2019, the Company recorded an allowance for doubtful accounts of $561. To the extent assumptions used by management do not prevail, loss experience could be materially different.

Prepaid and Other Assets
Prepaid and other assets consist primarily of prepaid insurance and regulatory fees.

Property and Equipment, Net
Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

Impairment of Long-Lived Assets
The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2019, no impairments of long-lived assets were recorded.

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers
The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2019, there was approximately $357 recorded for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

(Dollars in 000's)

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel.

Income Taxes

The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2019, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2019, the Company did not incur interest expense or penalties.

Concentrations

As of December 31, 2019, the Company's receivable balance, excluding distribution receivables, is comprised of $632, $370 and $27 due from SWIF, CVDC and GREC, respectively.

Recently Adopted Accounting Pronouncements

Effective January 1, 2019, we adopted ASC 842, *Leases* ("Topic 842") which requires lessees to recognize virtually all of their leases on the balance sheet, by recording a right-of-use asset ("ROU assets") and corresponding liability. The adoption of Topic 842 did not have a material impact on the financial statements.

3. Fair Value Disclosures

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

(Dollars in 000's)

- Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2019, the Company has no assets or liabilities that are measured at fair value on a recurring basis.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items.

At December 31, 2019, the Company had net capital of $1,269 which was $1,019 in excess of its required minimum net capital of $250.

The Company is claiming exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

5. Property and Equipment, net

Property and equipment, net as of December 31, 2019, are as follows:

Computer equipment and software	$	534
Office equipment and fixtures		461
Leasehold improvements		45
Less accumulated depreciation and amortization		(1,008)
Property and equipment, net	$	32

6. Related-Party Transactions

Two members of SCMH have an interest in the Advisor of CVMCRII fund. Additionally, a subsidiary of SCMH sold its equity interest in the Advisors of the TRI, GREC and SIC on July 31, 2019, March 7, 2019 and December 31, 2018, respectively.

Management Fees

As of December 31, 2019, the Company had $4 payable to SCMH.

(Dollars in 000's)

Strategic Capital Advisory Services, LLC ("SCAS") is wholly owned by SCMH and is considered an affiliate of the Company and no amounts were due or payable as of December 31, 2019.

Strategic Capital Fund Management, LLC ("SCFM") is wholly owned by SCMH and is also considered an affiliate of the Company and had a receivable of $4 as of December 31, 2019.

7. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2019, the Company did not match contributions.

8. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

9. Regulatory Requirements

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provisions.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3 (k)(2)(i).

10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for the following:

- Subsequent to December 31, 2019 and through February 28, 2020, the Company received $1,700 in capital contributions from the Member.

- As of January 1, 2020, an affiliate of the Company assumed management of Strategic Data Center Fund, LLC ("SDCF"), formerly known as CVDC.